SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           SCHEDULE 13D


            Under the Securities Exchange Act of 1934

                      (Amendment No. ....)*


                    NATIONAL CITY CORPORATION
                         (Name of Issuer)

                           Common Stock
                  (Title of Class of Securities)


                            635405103
                          (CUSIP Number)

                        Thomas W. Lambert
                First of America Bank Corporation
        211 South Rose Street, Kalamazoo, Michigan  49007
                          (616) 376-9000
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        November 30, 1997
               (Date of Event Which Requires Filing
                        of this Statement)

If the filing person has previously filed a statement on Schedule
13G  to report  the  acquisition which  is  the subject  of  this
Schedule  13D, and is filing  this schedule because  of Rule 13d-
1(b)(3) or (4), check the following
box [  ].

Note:   Six copies  of this  statement,  including all  exhibits,
should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 635405103

1)   Name of Reporting Persons I.R.S. Identification No. of Above
Persons (entities only)

          First of America Bank Corporation  38-1971791

2)   Check  the Appropriate  Box  if a  Member  of a  Group  (See
Instructions)

         (a)  _______________________________
         (b)  _______________________________

3)   SEC Use Only _______________________________________

4)   Source of Funds (See Instructions)       WC

5)   Check  if  Disclosure  of  Legal  Proceedings  is   Required
Pursuant to Items 2(d) or 2(e)

6)   Citizenship or Place of Organization     Michigan

                         7)   Sole Voting Power        -0-
Number of
Shares                   8)   Shared Voting Power      -0-
Beneficially
Owned By Each            9)   Sole Dispositive Power   -0-
Reporting
Person With              10)  Shared Dispositive Power -0-

11)  Aggregate Amount Beneficially Owned by Each
Reporting Person                                        0*

          *Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of 21,110,884 shares, or 9.09% of the shares deemed outstanding, which are the subject of a Stock Option Agreement. See Item 5 of this Schedule 13D.

12)  Check if the Aggregate  Amount in Row (11) Excludes  Certain
Shares
     (See Instructions)           X

13)  Percent of Class Represented by Amount in Row (11)     0.0%

14)  Type in Reporting Person (See Instructions)             CO


Item 1.        Security and Issuer.

          The class of securities to which this statement relates is the Common Stock, par value $4.00 per share (the "Common Stock"), of National City Corporation, a Delaware corporation
("NCC"). NCC's principal office address is 1900 East Ninth Street, Cleveland, Ohio 44114-3484.

Item 2.        Identity and Background.

          This statement is filed on behalf of First of America Bank Corporation, a Michigan corporation ("FOA"). FOA's principal office address is 211 South Rose Street, Kalamazoo,
Michigan   49007.       FOA is  a  bank holding  company and  its
principal business is the ownership and operation of commercial banks and other providers of financial services. During the last five years FOA has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and it has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws was issued in which there was a finding of any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration.

          FOA would use its working capital to pay the exercise price of the Option (as defined in Item 4, below).

Item 4.        Purpose of the Transaction.

          FOA and NCC entered into an Agreement and Plan of Merger, dated as of November 30, 1997 (the "Merger Agreement"), providing for the merger of FOA into NCC or a wholly owned subsidiary thereof (the "Merger"). A copy of the Merger Agreement is attached to this Schedule 13D as Exhibit 1.2. As a condition to FOA's entry into the Merger Agreement, and in consideration therefor, NCC simultaneously entered into a Stock Option Agreement, dated as of November 30, 1997, with FOA (the "Option Agreement"). The descriptions of various provisions of the Option Agreement included in this Schedule 13D are qualified in their entirety by the Option Agreement, a copy of which is filed herewith as Exhibit 1.1 and incorporated by reference herein.

          Under the Option Agreement NCC granted FOA an option to purchase, upon the occurrence of certain events specified in the Option Agreement, up to 21,110,884 shares of the Common Stock at a price, subject to certain adjustments, of $66.75 per share (the "Option"). The number of shares of the Common Stock subject to the Option represents 9.09% of the number of shares of the Common Stock deemed outstanding for this purpose. The Option is intended to increase the likelihood that the Merger will be consummated by making it more expensive and more difficult for a third party to acquire control of NCC.

          Other than the Option, FOA has no plans or proposals relating to, or that would result in, the acquisition by any person of additional shares of the Common Stock or disposition of any such shares. Other than the Merger Agreement, FOA has no plans or proposals relating to, or that would result in, an extraordinary corporate transaction involving NCC or any of its
subsidiaries.    Pursuant  to  the  Merger  Agreement,  following
consummation of the Merger, Richard F. Chormann, Chairman, President and Chief Executive Officer of FOA, will become a Vice Chairman of NCC. In addition, five current members of the Board of Directors of FOA, including Mr. Chormann, will be added to the Board of Directors of NCC.

Item 5.        Interest in Securities of the Issuer.

          The Option provides FOA with the right, upon the occurrence of certain events specified in the Option Agreement, to purchase up to 21,110,884 shares of the Common Stock or 9.09% of the number of shares of the Common Stock deemed outstanding for this purpose. FOA disclaims beneficial ownership of all shares of the Common Stock covered by the Option. FOA beneficially owns no other shares of the Common Stock. FOA would have sole power to vote and to dispose of shares of the Common Stock issued to it by NCC upon any exercise of the Option. Other than execution of the Option Agreement, FOA has effected no transactions in the Common Stock during the past 60 days.

Item 6.        Contracts,    Arrangements,    Understandings   or
Relationships With Respect to Securities of the Issuer.

          See  Items 3, 4 and 5 of  this Schedule 13D and Exhibit
1.1.

Item 7.        Material to be Filed as Exhibits.

          Exhibit 1.1 Stock Option Agreement, dated as of November 30, 1997, between National City Corporation and First of America Bank Corporation is incorporated by reference to Exhibit
2.3 to FOA's Current Report on Form 8-K dated November 30, 1997 as filed with the Securities and Exchange Commission (the "8-K").

          Exhibit 1.2 Agreement and Plan of Merger, dated as of November 30, 1997, by and between National City Corporation and First of America Bank Corporation is incorporated by reference to Exhibit 2.1 to NCC's Current Report on Form 8-K as filed with the Securities and Exchange Commission in December 9, 1997.


                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                    FIRST OF AMERICA BANK CORPORATION

December 12, 1997        By:  /s/ THOMAS W. LAMBERT
      Date                        Thomas W. Lambert
                                  Executive Vice President and
                                    Chief Financial Officer

ATTENTION:  Intentional   misstatements  or  omissions   of  fact
constitute Federal criminal violations (See 18 USC 10001).